UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934
(Amendment No. 14)*

Pride International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74153Q102
(CUSIP Number)

Seadrill Limited
P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935

With a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

__________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Seadrill Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.      74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.       74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.   74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000*

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON

IN

_________________
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of common stock, par value $0.01 per share (the "Common Shares"), of Pride International Inc. (the "Issuer") through his indirect influence over Hemen Holding Limited ("Hemen") and Greenwich Holdings Limited ("Greenwich"), the shares of which are held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP No.    74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.    74153Q102

Explanatory Note

The purpose of this Amendment No. 14 to the Schedule 13D is to report that Seadrill Limited ("Seadrill") terminated its two forward contracts with DnB NOR Bank ASA (the "DnB") and Nordea Bank Finland Plc ("Nordea") on December 27, 2010 and December 28, 2010, respectively. Seadrill subsequently entered into two new forward contracts with each of DnB and Nordea, which are described in Item 6 herein.

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 8, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 200,000 Common Shares held in the account of Seadrill was $6,967,840, representing working capital of Seadrill.

On December 27, 2010, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on June 24, 2011 for a purchase price of $264,399,408.00. On December 28, 2010, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on June 24, 2011 for a purchase price of $272,949,397.28. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON NOVEMBER 30, 2010.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to the Issuer's most recent report on Form 10-Q, there were 175,726,054 Common Shares issued and outstanding as of November 1, 2010. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Seadrill may be deemed to beneficially own 16,500,000 Common Shares, representing approximately 9.4% of the outstanding Common Shares. Seadrill has the sole power to vote 0 Common Shares and the shared power to vote 16,500,000 Common Shares. Seadrill has the sole power to dispose of 0 Common Shares and the shared power to dispose of 16,500,000 Common Shares.

Hemen may be deemed to beneficially own 16,500,000 Common Shares, representing approximately 9.4% of the outstanding Common Shares. Hemen has the sole power to vote 0 Common Shares and the shared power to vote 16,500,000 Common Shares. Hemen has the sole power to dispose of 0 Common Shares and the shared power to dispose of 16,500,000 Common Shares.

Greenwich may be deemed to beneficially own 16,500,000 Common Shares, representing approximately 9.4% of the outstanding Common Shares. Greenwich has the sole power to vote 0 Common Shares and the shared power to vote 16,500,000 Common Shares. Greenwich has the sole power to dispose of 0 Common Shares and the shared power to dispose of 16,500,000 Common Shares.

Mr. Fredriksen may be deemed to beneficially own 16,500,000 Common Shares, representing approximately 9.4% of the outstanding Common Shares. Mr. Fredriksen has the sole power to vote 0 Common Shares and the shared power to vote 16,500,000 Common Shares. Mr. Fredriksen has the sole power to dispose of 0 Common Shares and the shared power to dispose of 16,500,000 Common Shares.

C.K. Limited may be deemed to beneficially own 16,500,000 Common Shares, representing approximately 9.4% of the outstanding Common Shares. C.K. Limited has the sole power to vote 0 Common Shares and the shared power to vote 16,500,000 Common Shares. C.K. Limited has the sole power to dispose of 0 Common Shares and the shared power to dispose of 16,500,000 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Statement.

(c.) Not applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 27, 2010, Seadrill terminated its forward contract with DnB dated November 19, 2010, which was described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") on November 30, 2010. On the same day, Seadrill entered into a new forward contract with DnB, which is attached hereto as Exhibit B, whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on June 24, 2011 for a purchase price of $264,399,408.00.

On December 28, 2010, Seadrill also terminated its forward contract with Nordea dated November 17, 2010, which was described in Seadrill's Schedule 13D/A filed with the Commission on November 30, 2010. On the same day, Seadrill entered into a new forward contract with Nordea, which is attached hereto as Exhibit C, whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on June 24, 2011 for a purchase price of $272,949,397.28.

Other than the two forward contracts described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Undertaking.

Exhibit B - DnB NOR Bank ASA Forward Contract dated December 27, 2010.

Exhibit C - Nordea Bank Finland Plc Forward Contract dated December 28, 2010.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2011

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
------------------------------------------
Name: Alf C. Thorkildsen
Title:Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
------------------------------------------
Name: John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: January 10, 2011

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
-------------------------------------------
Name: Alf C. Thorkildsen
Title:Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
-------------------------------------------
Name: John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

DnB NOR
Markets

Exhibit B

DnB NOR Bank ASA Forward Contract dated December 27, 2011

Seadrill Ltd
C/O Seadrill Management AS
P.O. Box 110
N-4001 STAVANGER

Bergen, 27.12.2010

Confirmation

CONTRACT
FOR
THE PURCHASE OF
AD-HOC FORWARD

The purpose of this agreement (this "Confirmation")	is to confirm the terms and conditions of the Contract entered into between Seadrill Ltd ("The Buyer") and DnB NOR Bank ASA ("The Seller") on the Trade Date specified below (the "Contract").

The terms of the Contract to which this Confirmation relates are as follows:

Trade date:	December 27th 2010

Time:	CET 09:30

Buyer:	Seadrill Limited

Buyers number/safe acc:	000102511012

Deposit account pledged as collateral:	1250.04.00410

Seller:	DnB NOR Bank ASA - DnB NOR Markets

Sellers settlement account no.:	000102511012

Underlying Shares :	PRIDE INTL INC (PDE)

Number of Shares:	8,070,800

Forward price per Share:	USD 33.058

Total Purchase Price:	USD 264,399,408.00

DnB NOR
Markets

Transaction type:	Forward with delivery of the Shares.

The forward contract cannot generally be traded. It may only be sold pursuant to a separate agreement with DnB NOR Bank ASA.

Closing trade:	A closing trade may be executed, but only at the Total Purchase Price.

Settlement Date:	June 24th 2011

Settlement:
On the Settlement Date the Seller shall deliver the Shares upon the Buyer's payment of the Total Purchase Price. The delivery shall be deemed to be on time if the Shares are available on the deposit account specified above on or before the Settlement Date. Payment shall be deemed to be on time if the Total Purchase Price is available on the Seller's settlement account as specified above on or before the Settlement Date. Timely delivery is conditional on the Buyer's timely payment.

In the event that the underlying Share is suspended from quotation on the stock exchange, the contract may be completed if it was entered into before the date of suspension, cfr. article 9-4 of the Norwegian Securities Trading Act.

The Buyer hereby authorises DnB NOR Markets to debit the Total Purchase Price from the Buyer's bank account in DnB NOR Bank ASA, or another bank, or to instruct another bank to debit the Buyer's bank account in that bank for said amount on the Settlement Date.

Dividend
If any dividend is paid on the Share in the time between the Trade Date and the Settlement Date to DnB NOR Markets, such dividend shall accrue to the Buyer. The dividend shall then be credited the Buyer's bank account.

DnB NOR
Markets

Collateral
DnB NOR Markets shall at all times ensure that it has satisfactory collateral for the due performance of the Buyer's obligations, cfr. article 9-5 of the Norwegian Securities Trading Act. The collateral shall be furnished in the form of a cash deposit and the Buyer must sign a declaration of pledge. The amount of the collateral shall at all time meet DnB NOR Markets' requirements.

Upon entry into the contract the collateral shall comprise 20% of the Total Purchase Price. For the duration of the Contract additional collateral shall be furnished that corresponds to the unrealised loss the forward contract entails for the Buyer, calculated as the Total Purchase Price minus the value of the Underlying Shares, if such loss equals more than 25% of the value of the collateral pledged on entry into this contact. The value of the Shares shall be computed on the basis of the stock market price or a value set by DnB NOR Markets as Calculation Agent.

The Buyer shall furnish the required additional collateral on the same day that Buyer receives notice from DnB NOR Markets that the current collateral is insufficient. If such additional collateral is not furnished that day, this constitutes an event of Default and the Buyer is entitilet to carry out such measures as set out in this contract, cfr. Default.

Address for Notices to the Buyer:	Seadrill Limited Seadrill Management AS P.O. Box 110 N-4001 STAVANGER

Attention: Harald Grøsfjeld E-mail: harald.grosfjeld@seadrill.com Phone: +47 51 30 96 96 Fax: +47 51 30 96 88

DnB NOR
Markets

Address for Notices to the Seller:	DnB NOR Bank ASA DnB NOR Markets KSC P. O. Box 7100 N-5020 BERGEN

Attention: Securities Finance Phone: +47 55 21 96 69 Fax: +47 56 12 87 80

To achieve additional collateral being received the same day notice to Buyer will be given by phone or fax. Fax shall be deemed received when a confirmed answerback is received at the end of the transmission. However if a communication is received after business hours on any business day or on a day which is not a business day in the place of receipt it shall be deemed to be received and become effective on the next business day in the place of receipt.

Default:
In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims

If the realisation of the pledged collateral does not cover the Total Purchase Price, DnB NOR Markets is entitled to sell Underlying Shares, for the Buyer's account and risk, to cover the Total Purchase Price. Such sales shall be at the stock market price or another price that is considered to be reasonable given the market position set by DnB NOR Markets as Calculation Agent.

The Buyer is liable for any outstanding, uncovered portion of the Total Purchase Price and is not limited to the balance on the collateral account at the time in question.

DnB NOR
Markets

The Buyer is liable and shall indemnify Seller for any loss, expense or obligation of whatever kind incurred by the Buyer as a direct or indirect consequence of The Buyers Default.

Calculation Agent:	DnB NOR Markets

Adjustments:
In the event of changes in the share capital or other special circumstances in the company that issued the Underlying Shares, this contract shall be adjusted by DnB NOR Markets as Calculation Agent in accordance with the rules for Trades in Derivative Contracts on the Oslo Stock Exchange and the rules for Clearing of Trades in Derivative Contacts in VPS Clearing ASA to the extent that this is appropriate. The same applies in the event that the Underlying shares have been delisted on the Settlement Day.

Relationship Between Parties:
Each party will be deemed to represent to the other party on the date on which it enters into a Contract that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Contract):

(a) Non-Reliance:
It is acting for its own account, and it has made its own independent decisions to enter into that Contract and as to whether that Contract is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or a recommendation to enter into that Contract; it being understood that information and explanations related to the terms and conditions of a Contract shall not be considered investment advice or a recommendation to enter into that Contract. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Contract.

DnB NOR
Markets

(b) Assessment and Understanding:
It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Contract. It is also capable of assuming, and assumes, the risk of that Contract. The relevant balance on the collateral account does not constitute an upper limit for loss the Buyer could incur and the Byers liability for the Contract is not limited to this amount.

(c) Status of the Parties:	The other party is not acting as a fiduciary for or an advisor to it in respect of that Contract.

(d) Responsablity:	It is the responsibility of the Buyer to comply with any reporting or disclosure requirements or other obligations according to laws and/or regulations as they apply from time to time.

(e) Governing Law:	Any disputes under the Contract shall be decided according to Norwegian law with the Oslo municipal court as the agreed court of venue.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:

DnB NOR Bank ASA
DnB NOR Markets KSC
P.0. Box 7100
N-5020 BERGEN

Yours sincerely, for DnB NOR Bank ASA	Confirmed as the date first above written: for Seadrill Limited

/s/Trond Olav Øvreås	/s/Harald Grøsfjeld
Name: Trond Olav Øvreås Title: Operational Officer	Name: Harald Grøsfjeld Title: Vice President Seadrill Management AS

/s/Trond Søvik Name: Trond Søvik Title: Operational Officer

Exhibit C

Nordea Bank Finland Plc Forward Contract dated December 28, 2010.

SEADRILL LIMITED C/O SEADRILL MANAGEMENT AS P.O BOX 110 4001 Stavanger NO Attn: Carien Isabelle Maclaine Pont	+ 358 9 165 59832 Tel + 358 9 165 59311 Fax 1pfi@nordea.com Mail

OTC
PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:

Nordea Bank Finland, Plc
2747 Local Derivatives Operations
FIN-00020 NORDEA
FINLAND

Dear Sirs/Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1.
This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Nordea reference:	26884695
Trade Date:	28 Dec 10
Trade Time:	09:48 CET
Effective Date:	30 Dec 10
Seller:	Nordea
Buyer:	Counterparty
Shares:	PRIDE INTERNATIONAL INC
ISIN:	US74153Q1022
Number of Shares:	8.229.200
Forward Price:	USD 33,1684
Exchange:	NEW YORK STOCK EXCHANGE
Related Exchange(s):	NYSE

Valuation

Valuation Time:	The Scheduled Closing Time on the relevant Exchange on the relevant Valuation Date.
Valuation Date:	21 Jun 11
Averaging Dates:	Not Applicable
Averaging Date Disruption:	Not Applicable
Relevant Price:
In case of Index underlying: The level of Index determined by the Calculation Agent as of the Valuation Time on the Valuation Date. In case of Share underlying: The price per share determined by the Calculation Agent as of the Valuation Time on the Valuation Date.

Settlement Terms:

Physical Settlement:	Applicable
Settlement Date:	Three (3) Business Days after the Valuation Date
Settlement Currency:	USD
Settlement Price:	The Forward Price
Business Days for Payments:	New , York
Early Exercise:	Applicable for Counterparty on any Schedule Trading Day until Valuation Date (Early Exercise Date). The Early Exercise Date will then be the Valuation Date.

Share Adjustments

Method of Adjustments:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:
Share for Share:	Modified Calculation Agent Adjustment
Share for Other:	Modified Calculation Agent Adjustment
Share for Combined:	Modified Calculation Agent Adjustment
Determining Party:	Nordea

Tender Offer:	Applicable

Consequences of Tender Offers:
Share for Share:	Modified Calculation Agent Adjustment
Share for Other:	Modified Calculation Agent Adjustment
Share for Combined:	Modified Calculation Agent Adjustment
Determining Party:	Nordea

Composition of Combined Consideration:	Not Applicable
Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

Determining Party:	Nordea

Additional Disruption Events:

Change in Law:	Applicable
Failure to Deliver:	Applicable
Insolvency Filing:	Applicable
Hedging Disruption:	Applicable
Hedging Party:	Nordea
Increased Cost of Hedging:	Applicable
Hedging Party:	Nordea
Loss of Stock Borrow:	Not Applicable
Hedging Party:	Nordea
Increased Cost of Stock Borrow:	Not Applicable
Determining Party:	Nordea

Non-Reliance:	Applicable
Agreements and Acknowledgments Regarding Hedging Activities:	Applicable
Additional Acknowledgments:	Applicable

3.	Calculation Agent:	Nordea

4.	Account Details:

	Account for payments to Nordea :	JPMORGAN CHASE BANK NEW YORK, CHASUS33XXX In favour of NORDEA BANK NORGE ASA NDEANOKKXXX

	Account for payments to Counterpart:	FOKUS BANK, DABANO22XXX NO8981011598242 In favour of SEADRILL LIMITED

5.	Offices:

(a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

(b) The office of Counterpart for the Transaction is Stavanger

6.	Transfer:

Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.	Governing Law:	English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. +358 9 165 59311
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Nordea Bank Finland Plc

/s/Antti Tainio		/s/Tuomo Henriksson
Name:	Antti Tainio	Name:	Tuomo Henriksson
Title:	Head of Local Derivatives Operations	Title:	Head of OTC Equity & Interest
Rate Derivatives Settlements

Confirmed as of the date first above written:

SEADR1LL LIMITED

/s/Harald Grøsfjeld
Name:	Harald Grøsfjeld	Name:
Title:	Vice President	Title:
Seadrill Management AS

SK 25542 0002 1161322 v2